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SEC FILE NUMBER
8- 02474

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2006 (MM/DD/YY) AND ENDING October 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coburn & Meredith, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

225 Asylum Street - 15th Floor
(No. and Street)

Hartford, (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Derway (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED DEC 27 2007 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

OATH OR AFFUMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 19 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



LESLIE E. ARCHAMBAULT
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2010

Notary Public

signature

Comptroller
Title

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

Board of Directors
Coburn & Meredith, Inc.
225 Asylum Street - 15th Floor
Hartford, Connecticut 06103

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of October 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,
Bernardi & Company, LLC
BERNARDI & COMPANY LLC
Certified Public Accountants
November 20, 2007

We present the following report as of October 31, 2007:

Exhibit A -	Statement of Financial Condition as of October 31, 2007.
Exhibit B -	Statement of Income for the Year Ended October 31, 2007.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended October 31, 2007.
Exhibit D -	Statement of Cash Flows for the Year Ended October 31, 2007.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of October 31, 2007.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of October 31, 2007.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of October 31, 2007.

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2007

ASSETS

Assets:				
Cash			$	246,053
Receivables:				
Brokers and dealers clearance accounts	$	637,994		
Other - good faith deposit		25,175		
Non-customer registered representatives		18,192		
Other		41,024		
Total Receivables				722,385
Equipment, net of accumulated depreciation of $116,671				56,901
Prepaid expenses				53,678
TOTAL ASSETS			$	1,079,017

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and other accrued expenses			$	665,749
Stockholders' Equity:				
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 3,960 shares issued and outstanding	$	434,000		
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding		100,000		
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding		470		
Paid-in capital		53,121		
Accumulated deficit		(174,323)		
Total Stockholders' Equity				413,268
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	1,079,017

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2007

Revenues:		
Securities commissions	$ 4,604,759	
Selling commissions on other investments	2,786,716	
Interest income	186,721	
Other income	35,942	
Total Revenues		$ 7,614,138
Operating Expenses:		
Salaries and commissions	5,501,095	
Payroll taxes	171,962	
Employee benefits	147,001	
Clearing expense	430,592	
Information expense	321,264	
Computer supplies	24,296	
Rent	241,556	
Depreciation and amortization	22,638	
Repairs and maintenance	2,896	
Communications	83,056	
Insurance	19,844	
Professional fees	118,045	
Licenses and fees	63,917	
Equipment rental	9,711	
Office expense	20,171	
Postage	22,174	
Property and miscellaneous taxes	3,769	
Bad debt expense	44,995	
Interest expense	25,118	
Travel, meals and entertainment	26,629	
Miscellaneous expense	18,272	
Settlement expense	109,648	
Total Operating Expenses		7,428,649
Income Before Provision for Income Taxes		185,489
Provision for income taxes		250
Net Income for the Year		$ 185,239

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2007

	Capital Stock			Additional	
	Class A Preferred	Class B Preferred	Common	Paid-in Capital	Accumulated Deficit
Balances - November 1, 2006	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (359,562)
Net Income	-	-	-	-	185,239
Balances - October 31, 2007	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (174,323)

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2007
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Income		$ 185,239
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 22,638	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivables	(313,901)	
Non-customer registered representatives	28,441	
Prepaid expenses	(27,985)	
Accounts payable and accrued liabilities	155,945	
Deferred revenue	5,240	
Total Adjustments		(129,622)
Net Cash Provided By Operating Activities		55,617
Cash Flows Used In Investing Activities:		
Capital expenditures		(7,835)
Net Increase in Cash		47,782
Cash at the Beginning of Year		198,271
Cash at the End of Year		$ 246,053
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 25,118
Income taxes		$ 706

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Hartford, Connecticut with a branch office in Boston, Massachusetts, which deals in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions utilizing the settlement-date basis, which is not materially different from the trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. When a depreciable asset is retired or sold, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions predominantly through the Pershing Division ("Pershing") of Bank of New York, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at .5 % below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	250
Total	$ 250

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses.

As of October 31, 2007, the Company had a federal net operating loss carryforward of $879,694 of which $103,598 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, $110,768 will expire in 2021, $271,104 will expire in 2022, $201,688 will expire in 2023, $54,140 will expire in 2025, and $4,428 will expire in 2026.

As of October 31, 2007, the Company had a state net operating loss carryforward of $510,655, of which $240,026 will expire in 2007, and $201,438 will expire in 2008, $62,455 will expire in 2009, and $6,723 will expire in 2010.

Note 4 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended October 31, 2006, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of October 31, 2007, the Company had net capital of $243,298, which was $193,298 in excess of the minimum required.

Note 5 - Commitments and Contingencies:

Leases:

In January 2004, the Company negotiated a lease for 7,488 square feet of office space. The term of the lease is from February 1, 2004 through December 31, 2009. The Company is obligated to pay a proportionate share of operating expenses. Rental expense for the Hartford location was $147,296 for the year ended October 31, 2007.

At October 31, 2007, future minimum lease payments over the term of the lease are as follows:

October 31, 2008	$ 132,013
October 31, 2009	132,013
October 31, 2010	22,002
Total	$ 286,028

In March 2005, the Company entered into a sub-lease for the new location of its Boston office, covering the five years through February 28, 2010. The lease term called for monthly payments of $7,875. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total rent expense for this Boston location was $94,260 for the year ended October 31, 2007. Rent expense also included miscellaneous storage costs and related utilities.

Note 6 - Capital Stock and Equity Considerations:

As of October 31, 2007, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 3,960 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 200,000 shares issued and outstanding. Common stock had no par value. There were 200,000 shares of common stock authorized, with 94,000 shares issued and outstanding.

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2007

NET CAPITAL:

Stockholders' Equity		$ 413,268
Less: Non-allowable assets -		
Advances to registered representatives	$ (18,192)	
Excess good faith deposit	(175)	
Furniture and equipment	(56,901)	
Prepaid expenses	(53,678)	
Other receivables	(41,024)	
Total Non-allowable Assets		(169,970)
Net Capital Before Haircuts on Securities Positions		243,298
Haircuts on trading securities		-
Net Capital		$ 243,298
Less: Net capital requirement (greater of $33,604, 6 2/3% of aggregate indebtedness of $504,565, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 193,298

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2007) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report		$ 243,415
Adjustments:		
Adjustment for settlement expense	(119)	
Adjustment for rounding	2	
Total Adjustments		(117)
Net Capital Per Above		$ 243,298

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
OCTOBER 31, 2007

Total Liabilities	$	665,749
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	665,749

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2007) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	665,750
Adjustments:		
Adjustment for rounding		(1)
Aggregate Indebtedness	$	665,749

SCHEDULE 3

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OCTOBER 31, 2007

The Company clears all customer transactions through the Pershing Division of Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).



BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

November 17, 2007

Board of Directors
Coburn & Meredith, Inc.
150 Trumbull Street - 6th Floor
Hartford, Connecticut 06103

In planning and performing our audit of the financial statements of Coburn & Meredith, Inc. for the year ended October 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2007, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings.

Based on our study of the anti-money laundering compliance procedures referred to above, we believe that they collectively provide reasonable assurance that these procedures are adequate and implemented in accordance with the guidelines provided by the United States Treasury Department's Office of Foreign Asset Control, created by the United States Patriot Act. No findings were cited within our examination; any matters discussed have been determined to be immaterial with respect to the effects on obtaining such reasonable assurance for purposes of expressing our opinion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Coburn & Meredith, Inc., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Bernardi & Company, LLC
BERNARDI & COMPANY, LLC
Certified Public Accountants

END